FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 6, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                             Form 20-F _X_   Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated consolidated condensed interim financial statements for the period ended June 30, 2004.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 6, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                  JUNE 30, 2004











Rue Beaumont 13
L - 1219 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
---------------------------------------------------------------------------------------------------------------------------

Consolidated condensed interim income statement


(all amounts in USD thousands,                                             Three-month period ended Six-month period ended
 unless otherwise stated)                                                          June 30,                 June 30,
                                                                           ------------------------------------------------
                                                                      Notes    2004        2003        2004        2003
                                                                                             (Unaudited)

Net sales                                                               1     996,849      868,892   1,856,195   1,658,471
Cost of sales                                                           2    (677,655)    (604,122) (1,298,112) (1,162,656)
                                                                           ------------------------------------------------
Gross profit                                                                  319,194      264,770     558,083     495,815
Selling, general and administrative
expenses                                                                3    (167,547)    (146,238)   (307,365)   (279,236)
Other operating income and
expenses                                                                        2,065       (6,078)      5,565      (5,557)
                                                                           ------------------------------------------------
Operating income                                                              153,712      112,454     256,283     211,022
Financial income (expenses), net                                        4      (3,885)     (10,892)    (19,323)    (33,583)
                                                                           ------------------------------------------------
Income before equity in earnings of
associated companies, income tax
and minority interest                                                         149,827      101,562     236,960     177,439
Equity in earnings of associated
companies  (Note 10 (ii))                                                      40,130       14,677      39,669       5,643
                                                                           ------------------------------------------------
Income before income tax and
minority interest                                                             189,957      116,239     276,629     183,082
Income tax                                                              5     (60,911)     (18,694)    (99,980)    (36,621)
                                                                           ------------------------------------------------
Net income before minority interest                                           129,046       97,545     176,649     146,461
Minority interest                                                              (1,732)      (7,870)       (967)    (11,274)
                                                                           ------------------------------------------------
Net income for the period                                                     127,314       89,675     175,682     135,187
                                                                           ================================================

Weighted average number of
ordinary shares in issue (thousands)                                        1,180,537    1,160,701   1,180,477   1,160,701

Basic and diluted earnings per share
(USD per share)                                                                  0.11         0.08        0.15        0.12



The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
-----------------------------------------------------------------------------------------------------------------------

Consolidated condensed interim balance sheet

(all amounts in USD thousands)                                            At June 30, 2004       At December 31, 2003
                                                                     ------------------------- ------------------------
                                                             Notes          (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net                           6      1,889,604                 1,960,314
  Intangible assets, net                                       6         57,619                    54,037
  Investments in associated companies                                    68,941                    45,814
  Other investments                                                      23,240                    23,155
  Deferred tax assets                                                   129,788                   130,812
  Receivables                                                            57,687     2,226,879      59,521    2,273,653
                                                                     -----------               -----------

Current assets
  Inventories                                                           916,653                   831,879
  Receivables and prepayments                                           178,058                   165,134
  Trade receivables                                            7        871,183                   652,782
  Other investments                                                     139,051                   138,266
  Cash and cash equivalents                                             268,969     2,373,914     247,834    2,035,895
                                                                     -----------               -----------

                                                                                   -----------              -----------
Total assets                                                                        4,600,793                4,309,548
                                                                                   ===========              ===========

EQUITY AND LIABILITIES
Shareholders' Equity                                                                1,859,365                1,841,280

Minority interest                                                                     114,334                  119,984

Non-current liabilities
  Borrowings                                                   8        397,440                   374,779
  Deferred tax liabilities                                              396,804                   418,333
  Other liabilities                                                     200,468                   191,540
  Provisions                                                             29,879                    23,333
  Trade payables                                                         11,265     1,035,856      11,622    1,019,607
                                                                     -----------               -----------

Current liabilities
  Borrowings                                                   8        710,957                   458,872
  Current tax liabilities                                               120,192                   108,071
  Other liabilities                                                     162,037                   207,594
  Provisions                                                             32,116                    39,624
  Customers advances                                                     77,747                    54,721
  Trade payables                                                        488,189     1,591,238     459,795    1,328,677
                                                                     -----------               -----------
                                                                                   -----------              -----------
Total liabilities                                                                   2,627,094                2,348,284
                                                                                   -----------              -----------

Total equity and liabilities                                                        4,600,793                4,309,548
                                                                                   ===========              ===========

Contingencies, commitments and restrictions to the distribution of profits  (Note 10)


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

Consolidated condensed interim statement of changes in shareholders' equity
(all amounts in USD thousands)



                     Statutory balances according to Luxembourg Law                                          Total at June 30,
            ----------------------------------------------------------- ----------- --------------------  ----------=------------
                                          Other                                      Currency
              Share    Legal    Share  Distributable Retained           Adjustments translation Retained
             Capital  Reserves Premium    Reserve    Earnings   Total     to IFRS   adjustments Earnings     2004        2003
            --------- -------- ------- ------------- -------- --------- ----------- ----------- --------  ----------- -----------
                                                                                                               (Unaudited)
Balance at
 January 1, 1,180,288  118,029 609,269       96,555   201,480 2,205,621   (634,759)    (34,194)  304,612   1,841,280   1,694,054

Currency
 translation
 differences        -        -       -            -         -         -          -     (23,364)       -      (23,364)     20,843
Capital
 Increase
 (Note 11)        249       25     464           82         -       820          -           -        -          820           -
Dividends
 paid in
 cash               -        -       -      (96,555)  (38,498) (135,053)         -           -        -     (135,053)   (115,002)
Net income          -        -       -            -   243,750   243,750   (243,750)          -  175,682      175,682     135,187

            ---------------------------------------------------------------------------------------------------------------------
Balance at
 June 30,   1,180,537  118,054 609,733           82   406,732 2,315,138   (878,509)    (57,558) 480,294    1,859,365   1,735,082
            =====================================================================================================================


For additional disclosure related to the Distributable Reserve and the Retained Earnings calculated under Luxembourg Law see
Note 10 (vi).


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
---------------------------------------------------------------------------------------------------------------------

Consolidated condensed interim cash flow statement

(all amounts in USD thousands)
                                                                                      Six-month period ended June 30,
                                                                                      -------------------------------
                                                                                         2004                 2003
                                                                                                 (Unaudited)

Net income for the period                                                               175,682              135,187
Depreciation and amortization                                                           101,829               98,487
Tax accruals less payments                                                                8,110              (84,080)
Equity in earnings of associated companies                                              (39,669)              (5,643)
Interest accruals less payments                                                          (2,993)                (362)
Net provisions                                                                             (962)               7,354
Minority interest                                                                           967               11,274
Change in working capital                                                              (311,021)             (73,931)
Currency translation adjustment and others                                              (14,843)              10,677
                                                                                      -------------------------------

Net cash (used in) provided by operations                                               (82,900)              98,963
                                                                                      -------------------------------
Capital expenditure                                                                     (82,783)             (88,633)
Cash advanced for the Dalmine tender offer                                                    -              (21,382)
Acquisitions of subsidiaries and associates                                                (188)             (42,546)
Proceeds from disposition of property, plant and equipment                                8,969                1,564
Proceeds from associated companies                                                            -                  106
Convertible loan to associated companies                                                      -              (31,128)
Dividends received                                                                       16,802                    -
                                                                                      -------------------------------
Net cash used in investment activities                                                  (57,200)            (182,019)
                                                                                      -------------------------------
Dividends paid                                                                         (135,053)            (115,002)
Dividends paid to minority interest in subsidiaries                                         (23)              (3,499)
Proceeds from borrowings                                                                370,763              227,638
Repayments of borrowings                                                                (77,152)            (183,669)
                                                                                      -------------------------------
Net cash provided by (used in) financing activities                                     158,535              (74,532)
                                                                                      -------------------------------

Increase (decrease) in cash and cash equivalents                                         18,435             (157,588)
                                                                                      ===============================

Cash and cash equivalents at January 1,                                                 247,834              304,536
Effect of exchange rate changes on cash
and cash equivalents                                                                      2,700                2,015
Increase (decrease) in cash and cash equivalents                                         18,435             (157,588)
                                                                                      -------------------------------
Cash and cash equivalents at June 30,                                                   268,969              148,963
                                                                                      ===============================

Non-cash financing activity:

Fair value adjustment of minority interest acquired                                           -                  925
                                                                                      ===============================

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
-------------------------------------------------------------------------------------------------------------
Accounting policies


      Index to accounting policies

 A    Business of the Company and basis of presentation
 B    Translation of financial statements and transactions in currencies other than the measurement currency
 C    Use of estimates
 D    Summary of accounting policies regarding specific asset and liability categories
 E    Revenue recognition
 F    Earnings per share

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003, unless specified. Further reference regarding the accounting policies applied is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.

A    Business of the Company and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of the principal holdings is included in Note 15.

These consolidated condensed interim financial statements consolidate the financial information of Tenaris with those of its subsidiaries at June 30, 2004 and 2003 and for the six-month periods then ended. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. Elimination of all material intercompany transactions and balances among the Company and its consolidated subsidiaries has been made.

These consolidated condensed interim financial statements were approved by Tenaris's Board of Directors on August 5, 2004.

B Translation of financial statements and transactions in currencies other than the measurement currency

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company's consolidated financial statements for the year ended December 31, 2003, the measurement currency for Siderca and its Argentine subsidiaries is the U.S. dollar, because:
     o Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;

     o Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

     o Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;

     o Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for the quarter, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. Should any such subsidiary be sold or otherwise disposed of, any accumulated translation difference would be recognized in the income statement as part of the gain or loss on sale.

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

C    Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D Summary of accounting policies regarding specific asset and liability categories

An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

(1) Property, plant and equipment and Intangible assets
Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated financial statements for the year ended December 31, 2003. Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information systems; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives; the useful lives of Tenaris's intangible assets average 5 years. Research and development expenditure is recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

(2)  Impairment
Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price -when available- and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions are recorded, other than the investment in Amazonia, as discussed in the Company's consolidated financial statements at December 31, 2003 and in Note 10 (ii) to these consolidated financial statements.

(3) Cash and cash equivalents, Other investments and Derivative Financial Instruments
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

Under IAS 39 "Financial Instruments: Recognition and Measurement", investments have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual "available-for-sale" category. All of Tenaris's investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

Trust funds comprise mainly financial resources placed by Argentine and Brazilian subsidiaries within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met. At June 30, 2004 the trustee has informed us that it had allocated USD95.0 million of such funds to create guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized immediately in the income statements as financial results.

(4)  Inventories
Inventories are stated at the lower of cost and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management's analysis of their aging.

(5)  Trade receivables
Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client's difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. This provision is adjusted periodically based on management's analysis of their aging.

(6)  Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(7)  Income Taxes - Current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris's subsidiaries operate. Deferred income taxes are calculated using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company's consolidated financial statements for the year ended December 31, 2003.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

(8)  Employee-related liabilities

(a)  Employees' statutory profit sharing
Under Mexican law, Tenaris's Mexican subsidiary companies are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. This provision amounts to USD58.0 million at June 30, 2004 and USD51.1 million at December 31, 2003. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(b) Employees' severance indemnity
This provision comprises the liability accrued on behalf of employees at Tenaris's Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD62.5 million and USD66.4 million at June 30, 2004 and December 31, 2003, respectively.

(c)  Pension obligations
Certain Tenaris officers are covered by a defined benefit employee retirement plan designed to provide retirement, termination and other benefits to those officers.

Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris's other assets. Due to these conditions, the plan is classified as "unfunded" under the IFRS definition.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD9.3 million and USD8.6 million at June 30, 2004 and December 31, 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated on a seven-year salary average.

(9)  Provisions and Other liabilities
Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------


E    Revenue recognition

Sales are recognized as revenues when earned and realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provisions of the sales contracts- has occurred, which may include delivery to the customer storage facility at one of the Company's subsidiaries; and collectability is reasonably assured. Interest income is recognized on an effective yield basis.

F    Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

Notes to the consolidated condensed interim financial statements


Index to the notes to the consolidated condensed interim financial statements


  1   Segment information
  2   Cost of sales
  3   Selling, general and administrative expenses
  4   Financial income (expenses), net
  5   Tax charge
  6   Property, plant and equipment and Intangible assets, net
  7   Trade receivables
  8   Borrowings
  9   Derivative financial instruments
 10   Contingencies, commitments and restrictions to the distribution of profits
 11   2002 exchange offer and other events with impact on minority interest
 12   Business and other acquisitions
 13   Subsequent events
 14   Related party transactions
 15   Principal subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2004
-------------------------------------------------------------------------------------------------------------
Notes to the consolidated  condensed interim financial statements
(In the notes all amounts are shown in USD thousands, unless otherwise stated)

1   Segment information

    Primary reporting format: business segments

                                 ----------------------------------------------------------------------------
                                                   Welded &
                                                     Other
                                                   Metallic
                                  Seamless         Products         Energy            Other          Total
                                 ----------------------------------------------------------------------------
    Six-month period ended                                        (Unaudited)
    June 30, 2004
    Net sales                     1,471,735         156,224         196,727           31,509       1,856,195
    Cost of sales                  (970,402)       (116,220)       (190,461)         (21,029)     (1,298,112)
    Gross profit                    501,333          40,004           6,266           10,480         558,083

    Depreciation and
    amortization                     91,440           6,056           1,949            2,384         101,829

    Six-month period ended
    June 30, 2003
    Net sales                     1,203,017         216,395         154,504           84,555       1,658,471
    Cost of sales                  (784,412)       (158,738)       (149,874)         (69,632)     (1,162,656)
    Gross profit                    418,605          57,657           4,630           14,923         495,815

    Depreciation and
    amortization                     89,522           4,281           2,157            2,527          98,487

      Tenaris's main business segment is the manufacture of seamless steel pipes.

      Secondary reporting format: geographical segments

                                 ---------------------------------------------------------------------------
                                                                          Middle      Far East
                                   South                    North         East &         &
                                  America      Europe      America        Africa       Oceania      Total
                                 ---------------------------------------------------------------------------
    Six-month period ended                                     (Unaudited)
    June 30, 2004
    Net sales                     362,789      593,340     479,133        230,083      190,850    1,856,195
    Depreciation and
    amortization                   47,916       31,225      19,425             16        3,247      101,829

    Six-month period ended
    June 30, 2003
    Net sales                     404,070      486,025     371,177        209,590      187,609    1,658,471
    Depreciation and
    amortization                   57,480       24,969      13,141              6        2,891       98,487

Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization is based on the related assets' location.

Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in the five main geographical areas detailed above.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

2   Cost of sales

                                                       Six-month period ended
                                                               June 30,
                                                     --------------------------
                                                        2004           2003
                                                     --------------------------
                                                            (Unaudited)
    Raw materials, energy and consumables used and
     change in inventories                              852,021        725,854
    Services and fees                                   122,564        151,207
    Labor cost                                          174,686        144,407
    Depreciation of property, plant and equipment        86,712         87,722
    Amortization of intangible assets                     5,132          2,653
    Maintenance expenses                                 37,749         24,321
    Allowance for contingencies                             155          2,164
    Allowance for obsolescence                           10,517          6,349
    Taxes                                                 1,194          2,181
    Others                                                7,382         15,798
                                                     --------------------------
                                                      1,298,112      1,162,656
                                                     ==========================

3   Selling, general and administrative expenses

                                                       Six-month period ended
                                                               June 30,
                                                     --------------------------
                                                        2004           2003
                                                     --------------------------
                                                            (Unaudited)
    Commissions, freights and other selling expenses    115,327         95,754
    Labor cost                                           70,486         65,759
    Services and fees                                    55,832         65,824
    Taxes                                                26,301         20,795
    Depreciation of property, plant and equipment         4,918          1,887
    Amortization of intangible assets                     5,067          6,225
    Provisions for contingencies                          4,571          2,351
    Allowance for doubtful accounts                       4,796          1,243
    Others                                               20,067         19,398
                                                     --------------------------
                                                        307,365        279,236
                                                     ==========================

4   Financial income (expenses), net

                                                       Six-month period ended
                                                               June 30,
                                                     --------------------------
                                                        2004            2003
                                                     --------------------------
                                                            (Unaudited)
    Interest expense                                    (19,224)       (15,428)
    Interest income                                       6,883          6,112
    Net foreign exchange transaction losses             (12,746)       (26,164)
    Others                                                5,764          1,897
                                                     --------------------------
                                                        (19,323)       (33,583)
                                                     ==========================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

5   Tax charge

    Income tax
                                                       Six-month period ended
                                                               June 30,
                                                     --------------------------
                                                        2004            2003
                                                     --------------------------
                                                            (Unaudited)
    Current tax (a)                                     110,798         77,817
    Deferred tax                                         (2,941)       (18,675)
    Effect of currency translation on tax base (b)       (7,877)       (22,521)
                                                     --------------------------
                                                         99,980         36,621
                                                     ==========================

(a) Current tax amounts recorded in the first semester of 2004 include adjustments made to the preliminary provisions recorded at December 31, 2003, corresponding to Income Tax Filings for the year 2003.
(b) Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries.

6   Property, plant and equipment and Intangible assets, net

                                                       Net
                                                    Property,
                                                    Plant and     Net Intangible
                                                    Equipment          Assets
                                                  -------------   --------------
                                                   (Unaudited)      (Unaudited)
Six-month period ended June 30, 2004
Opening net book amount                              1,960,314           54,037
Translation differences                                (40,699)           1,586
Additions                                               70,660           12,123
Disposals                                               (8,794)            (175)
Transfers                                                 (247)             247
Depreciation/ Amortization charge                      (91,630)         (10,199)
                                                  -------------   --------------
At June 30, 2004                                     1,889,604           57,619
                                                  =============   ==============

7   Trade receivables

                                                   At June 30,      At December
                                                      2004            31, 2003
                                                  ------------------------------
                                                   (Unaudited)

Current accounts                                       829,177          605,119
Notes receivables                                       69,666           71,666
                                                  ------------------------------
                                                       898,843          676,785
Allowance for doubtful accounts                        (27,660)         (24,003)
                                                  ------------------------------
                                                       871,183          652,782
                                                  ==============================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

8   Borrowings

                                                   At June 30,   At December 31,
                                                       2004            2003
                                                  ------------------------------
                                                   (Unaudited)
    Non-current
    Bank borrowings                                    389,412          299,965
    Debentures                                               -           65,375
    Finance lease liabilities                            8,028            9,439
                                                  ------------------------------
                                                       397,440          374,779
                                                  ------------------------------

    Current
    Bank borrowings                                    467,386          273,607
    Bank overdrafts                                     13,664            9,804
    Debentures and other loans                         226,344          171,062
    Finance lease liabilities                            3,732            5,266
    Costs for issue of debt                               (169)            (867)
                                                  ------------------------------
                                                       710,957          458,872
                                                  ------------------------------
    Total borrowings                                 1,108,397          833,651
                                                  ==============================


9   Derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

    Net fair value of derivative financial         At June 30,   At December 31,
    instruments                                        2004            2003
                                                  ------------------------------
                                                   (Unaudited)
    Contracts with positive fair values:
      Forward foreign exchange contracts                   903            2,947
      Commodities contracts                              1,856            1,197

    Contracts with negative fair values:
      Interest rate swaps contracts                     (3,408)          (3,505)
      Forward foreign exchange contracts                (4,970)          (2,937)
      Commodities contracts                             (2,311)          (1,592)


10  Contingencies, commitments and restrictions to the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-). Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Tenaris's consolidated financial position or income statement.

(i)  Claim against Dalmine

On December 30, 2003, Dalmine and a consortium led by BHP Billiton ("BHP") reached a full and final settlement to put an end to a litigation commenced in 1998. According to the terms of the settlement, a total of GBP108.0 million was agreed as compensation to the consortium, inclusive of expenses. The final settlement set forth a three-year instalments payment scheme for the balance amount agreed net of advances previously made . The three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, are due in January 2004, December 2004 and December 2005, respectively. A Libor + 1% interest rate applies to the outstanding amounts. During January 2004 the first such installment was paid.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

The pipe that has been the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV ("Tenet") -the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized-has commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. No assurances can be given as to when the arbitration proceedings currently in progress will conclude or that Finctecna will be required to reimburse any amounts paid or payable to BHP. For additional information regarding the litigation with BHP, refer to the Company's consolidated financial statements at December 31, 2003.

(ii) Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Siderurgica del Orinoco CA ("Sidor") and Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") concluded during 2003 ("2003 Restructuring") entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia's existing shares and shares of Sidor held in its possession, that mature in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris obtained a 24.4% equity stake in Ylopa Servicos de Consultadoria Lda ("Ylopa"), a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia -an associated company of Tenaris- in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD32.9 million, primarily in the form of subordinated convertible debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) received new debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa's choice, and (b) became Sidor's creditor (in a "Participation Account Agreement") of a non interest bearing loan, payable if and when Sidor reaches certain financial goals defined as "Excess Cash".

The 2003 Restructuring set forth a mechanism for Sidor to repay its debts under the "Participation Account Agreement" whereby Ylopa is entitled to receive its percentage on the participation of Sidor's Excess Cash (determined in accordance with a specific formula). Sidor has been distributing Excess Cash to Ylopa on a semiannual basis starting October 2003.

Tenaris participation in Ylopa's result as well as the adjustment of Amazonia's impairment provision are included in the income statement under "Equity in earnings of associated companies".

(iii) Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP56.6 million (approximately USD19.2 million) at June 30, 2004 in taxes and penalties. Based on the views of Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two subsidiaries of Tenaris domiciled in Argentina used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the above mentioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential legal actions from the tax authority aimed at collection of the resulting differences, the subsidiaries have obtained an injunction that prevents the tax authorities from obtaining summary judgment while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a reserve for the full potential tax liability on the alleged artificial gains plus statutory interest, but excluding fines or any other potential punitive charges. At June 30, 2004 the referred contingent reserve totaled ARP74.9 million (approximately USD25.4 million).

(iv) Other proceedings

Dalmine is currently subject to six civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 24 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.8 million (USD10.7 million).

(v)  Commitments

The following are the main off-balance sheet commitments:

(a) Tenaris entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

     The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris paid -on average- higher-than-market prices for its HBI and according to the original contract accumulated a credit. During the first half of 2004, Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount. At June 30, 2004, Tenaris credit with the off-taker amounted to approximately USD10.9 million, which were completely offset by a provision.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

     In connection with Tenaris's original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD4.0 million outstanding as of June 30, 2004) in support of the USD156 million (USD54.3 million outstanding as of June 30, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b) In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1st, 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1st 2010. The outstanding value of the contract at June 30, 2004 is approximately EUR573.0 million (USD696.5 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas, the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests.

(c) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.1 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(d) On October 24, 2003 Tenaris subsidiaries Siderca and Generadora del Parana S.A. ("Generadora"), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. In December 2003, Generadora transferred all of its assets and the rights originated in the purchase agreement with YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. At June 30, 2004, the parties to the joint agreement had fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions ceased to exist.

(e) On April 27, 2004 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD10 million at Bank San Paolo IMI S,p.A. as a collateral for a financial transaction between the mentioned bank and another Tenaris subsidiary.

(vi) Restrictions to the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At June 30, 2004 the Company has created this reserve in full.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

Shareholders' equity at June 30, 2004 under Luxembourg law and regulations comprises the following captions:

                                                                   -------------
                                                                   Thousands of
                                                                        USD
                                                                   -------------
Share capital                                                         1,180,537
Legal reserve                                                           118,054
Share premium                                                           609,733
Other distributable reserve                                                  82
Retained earnings including net income for the six month
period ended June 30, 2004                                              406,732
                                                                   -------------

Total shareholders equity according to Luxembourg law                 2,315,138
                                                                   =============

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations exist.

At June 30, 2004, the distributable reserve and retained earnings of Tenaris under Luxembourg law totalled USD406.8 million - as detailed below- and were lower than the consolidated retained earnings of the Company, calculated under IFRS.

                                                                   -------------
                                                                   Thousands of
                                                                        USD
                                                                   -------------
Distributable reserve and retained earnings at December 31,             298,035
2003 under Luxembourg law
Dividends received                                                      242,348
Other income and expenses for the six-month period ended
June 30, 2004                                                             1,402
Increase in reserve due to capital increase
(see Note 11 (b))                                                            82
 Dividends paid                                                        (135,053)
                                                                   -------------
Distributable reserve and retained earnings at
June 30, 2004 under Luxembourg law                                      406,814
                                                                   =============

11  2002 exchange offer and other events with impact on minority interest

(a) 2002 exchange offer

On October 18, 2002, Sidertubes -at that time the controlling shareholder-contributed all of its assets to Tenaris in exchange for shares of its common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca S.A.I.C. ("Siderca"), Tubos de Acero de Mexico S.A. ("Tamsa"), Dalmine S.pA. ("Dalmine"), Tenaris Global Services S.A. and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecanica S.A and Metalcentro S.A.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine ("the 2002 Exchange Offer"). These acquisitions were accounted for under the purchase method and the acquisition costs, which totalled USD811.3 million gave rise to a net negative goodwill of USD5.2 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

(b) Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On September 15, 2003 Tenaris concluded an exchange offer in the United States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD51,611 thousand The acquisition cost was determined on the bases of the price of Tenaris's shares on September 12, 2003.

For the 356,392 shares of Tamsa's common stock outstanding in the Mexican market, Tenaris and Sidertubes, the company formerly controlling Tenaris, established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris's shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa's common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million.

On February 13, 2004, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. The capital increase was allocated USD0.249 million to share capital, USD0.025 million to legal reserve, USD0.464 million to a share premium and USD0.082 million to other distributable reserve, in accordance with Luxemburg law.

As of June 30, 2004, Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine's common stock. On July 11, 2003, Tenaris concluded a cash offer for the remaining minority interest in Dalmine and announced that it held directly or indirectly, 96.8% of the shares of Dalmine. At June 30, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 99.1% of the shares of Dalmine.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris's proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris's gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated.

12  Business and other acquisitions

As explained in Note 11 (b), during the six-month period ended June 30, 2004 Tenaris acquired 0.03 % of Tamsa and 0.31% of Dalmine, for considerations of USD0.3 million -in kind as noted in Note 11 (b)- and USD0.5 million, respectively.

On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and in March 2004, increased its capital to USD10,000.

Additionally, on February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD9.6 million, plus transaction costs.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------

In June 2004, Materiales Siderurgicos Masisa S.A. ("Masisa") was incorporated in Venezuela to acquire an industrial facility for the production of pre-reduced hot briquetted iron. At June 30, 2004 Tenaris held 55% of Masisa.

13  Subsequent events

On July 8, 2004 the Court of First Instance of the European Communities has upheld the decision made by the European Commission on December 8, 1999 to fine eight international steel pipe manufacturers, including Tenaris's Italian subsidiary Dalmine S.p.A., for violation of European competition laws. According to the Court's decision, Dalmine is required to pay a fine of EUR 10.1 million. Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, who may instruct Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine will be paid out of the provision that Dalmine established in 1999 for such proceeding.

On July 9, 2004 Tenaris and Siderurgica del Orinoco, Sidor CA acquired from Posven, through the jointly owned company Materiales Siderurgicos Masisa S.A., its industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela, for the price of USD120 million. Tenaris reduced the percentage of ownership, and now it holds 50.2% of Masisa, while Sidor ownes the remaining 49.8%.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd., a company incorporated under the laws of Gibraltar, which owns 84.86% of
S. C. Silcotub S.A. and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l., all of them incorporated in Romania. The shares of Tubman Intenational Ltd. and Intermetal Com S.r.l. where purchased for a price of USD42 million. S. C. Silcotub S.A. is the leading Romanian producer of small diameter seamless pipes for OCTG and other applications that has an annual production capacity of 180,000 tons of seamless pipes. Its facilities include a continuous mandrel mill, finishing facilities and a cold-drawing plant. S. C. Silcotub S.A. is listed in the Bucharest Stock Exchange, while two of the other subsidiaries are listed in the Romanian Electronic Exchange RASDAQ.

14  Related party transactions

The Company is controlled by I.I.I. Industrial Investments Inc. B.V.I. which at June 30, 2004, owned 60.2% of Tenaris' shares and voting rights. At that date the remaining 39.8% was publicly traded.



The following transactions were carried out with related parties:

                                                    Six-month period ended June,
                                                   -----------------------------
                                                      2004                2003
                                                   -----------------------------
                                                             (Unaudited)
    (i) Transactions

        (a) Sales of goods and services
            Sales of goods                            24,334             32,421
            Sales of services                          8,308              4,791
                                                   -----------------------------

                                                      32,642             37,212
                                                   =============================
        (b) Purchases of goods and services

            Purchases of goods                        26,807             45,745
            Purchases of services                     22,589             41,155
                                                   -----------------------------

                                                      49,396             86,900
                                                   =============================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
------------------------------------------------------------------------
six-month period ended June 30, 2004
------------------------------------


                                                   At June 30,   At December 31,
                                                      2004             2003
                                                   -----------------------------
                                                   (Unaudited)
   (ii) Period-end balances

        (a) Arising from sales/purchases of
            goods/services

            Receivables from related parties          39,031          42,116

            Payables to related parties              (21,048)        (37,219)
                                                   -----------------------------
                                                      17,983           4,897
                                                   =============================

        (b) Cash and cash equivalents

            Time deposits                                 90             420
                                                   =============================

        (c) Other balances

            Trust fund                               118,759         118,087

            Loan to Ylopa                             36,070          33,508
                                                   -----------------------------
                                                     154,829         151,595
                                                   =============================

        (d) Financial debt

            Borrowings and overdrafts                 (5,396)         (5,716)

            Borrowings from trust fund                (1,789)         (1,789)
                                                   -----------------------------

                                                      (7,185)         (7,505)
                                                   =============================


15   Principal subsidiaries

The following is a list of Tenaris's subsidiaries and its direct or indirect percentage of ownership of each company at June 30, 2004 and 2003 is disclosed.

---------------------------------------------------------------------------------------------------------------
           Company                            Country of              Main activity              Percentage of
                                             Organization                                         ownership at
                                                                                                    June 30,
                                                                                                 --------------
                                                                                                  2004     2003
---------------------------------------------------------------------------------------------------------------
Algoma Tubes Inc.                             Canada          Manufacturing of seamless steel     100%      98%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Confab Industrial S.A. and subsidiaries (a)   Brazil          Manufacturing of welded steel        39%      39%
                                                              pipes and capital goods
---------------------------------------------------------------------------------------------------------------
Dalmine Holding B.V. and subsidiaries         Netherlands     Holding company                      99%      91%
---------------------------------------------------------------------------------------------------------------
Dalmine S.p.A.                                Italy           Manufacturing of seamless steel      99%      91%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Empresas Riga S.A. de C.V.                    Mexico          Manufacturing of welded fittings    100%      94%
                                                              for seamless steel pipes
---------------------------------------------------------------------------------------------------------------
Exiros S.A. (b)                               Uruguay         Procurement services for            100%     100%
                                                              industrial companies
---------------------------------------------------------------------------------------------------------------
Information Systems and Technologies N.V.     Netherlands     Software development and             75%      71%
and subsidiaries                                              maintenance
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Inmobiliaria Tamsa S.A. de C.V.               Mexico          Leasing of real estate              100%      94%
---------------------------------------------------------------------------------------------------------------
Insirger S.A. and subsidiaries (c)            Argentina       Electric power generation           100%     100%
---------------------------------------------------------------------------------------------------------------
Invertub S.A. and subsidiaries                Argentina       Holding of investments              100%     100%
---------------------------------------------------------------------------------------------------------------
Lomond Holdings B.V. and subsidiaries         Netherlands     Procurement services for            100%      96%
                                                              industrial companies
---------------------------------------------------------------------------------------------------------------
Materiales Siderurgicos Masisa S.A. (d)       Venezuela       Manufacturing of steel products      55%       -
---------------------------------------------------------------------------------------------------------------
Metalcentro S.A.                              Argentina       Manufacturing of pipe-end           100%     100%
                                                              protectors and lateral impact
                                                              tubes
---------------------------------------------------------------------------------------------------------------
Metalmecanica S.A.                            Argentina       Manufacturing of steel products     100%     100%
                                                              for oil extraction
---------------------------------------------------------------------------------------------------------------
NKKTubes K.K.                                 Japan           Manufacturing of seamless steel      51%      51%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Scrapservice S.A.                             Argentina       Processing of scrap                  75%      75%
---------------------------------------------------------------------------------------------------------------
Siat S.A.                                     Argentina       Manufacturing of welded steel        82%      82%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Siderca International A.p.S.                  Denmark         Holding company                     100%     100%
---------------------------------------------------------------------------------------------------------------
Siderca S.A.I.C.                              Argentina       Manufacturing of seamless steel     100%     100%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Sidtam Limited                                B.V.I.          Holding company                     100%      97%
---------------------------------------------------------------------------------------------------------------
SO.PAR.FI Dalmine Holding S.A.                Luxembourg      Holding company                      99%      91%
---------------------------------------------------------------------------------------------------------------
Sociedad Industrial Puntana S.A. (c)          Argentina       Manufacturing of steel products     100%       -
---------------------------------------------------------------------------------------------------------------
Socominter S.A.                               Venezuela       Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Socominter Ltda.                              Chile           Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Talta - Trading e Marketing Lda. (d)          Madeira         Holding Company                     100%       -
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Panama) S.A.         Panama          Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tamsider S.A. de C.V. and subsidiaries        Mexico          Promotion and organization of       100%      94%
                                                              steel-related companies
---------------------------------------------------------------------------------------------------------------
Tamtrade S.A.de C.V.                          Mexico          Marketing of steel products         100%      94%
---------------------------------------------------------------------------------------------------------------
Techint Investment Netherlands B.V.           Netherlands     Holding company                     100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services Norway AS             Norway          Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Autopartes S.A. de C.V. (b)           Mexico          Manufacturing of supplies for       100%       -
                                                              the automotive industry
---------------------------------------------------------------------------------------------------------------
Tenaris Connections A.G. and subsidiaries     Liechtenstein   Ownership and licensing of steel    100%      95%
                                                              technology
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Tenaris Financial Services S.A.               Uruguay         Financial Services                  100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services S.A.                  Uruguay         Holding of investments and          100%     100%
                                                              marketing of steel products
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Canada) Inc.         Canada          Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (U.S.A.) Corporation  U.S.A.          Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (UK) Ltd              United Kingdom  Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Japan) K.K.          Japan           Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services B.V.                  Netherlands     Sales agent of steel products       100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services de Bolivia S.R.L.     Bolivia         Marketing of steel products         100%     100%
(previously Socominter de Bolivia S.R.L.)
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services Far East Pte. Ltd.    Singapore       Marketing of steel products         100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services Korea (b)             Korea           Marketing of steel products         100%       -
---------------------------------------------------------------------------------------------------------------

Tenaris Global Services LLC                   U.S.A.          Sales agent of steel products       100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services (B.V.I.) Ltd.         B.V.I.          Holding company                     100%     100%
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services Nigeria Ltd.          Nigeria         Marketing of steel products         100%     100%
(Previously Tubular DST Nigeria Ltd.)
---------------------------------------------------------------------------------------------------------------
Tenaris West Africa Ltd.                      United Kingdom  Finishing of steel pipes            100%      99%
---------------------------------------------------------------------------------------------------------------
Texas Pipe Threaders Co.                      U.S.A.          Finishing and marketing of steel    100%     100%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Tubos de Acero de Mexico S.A.                 Mexico          Manufacturing of seamless steel     100%      94%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Tubos de Acero de Venezuela S.A.              Venezuela       Manufacturing of seamless steel      70%      66%
                                                              pipes
---------------------------------------------------------------------------------------------------------------
Tenaris Global Services Ecuador S.A. (b)      Ecuador         Marketing of steel products         100%       -
---------------------------------------------------------------------------------------------------------------
Tenaris Investments Ltd. (d)                  Ireland         Holding company                     100%       -
---------------------------------------------------------------------------------------------------------------

(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.
(b)  Incorporated during 2003
(c)  Acquired during 2003
(d)  Incorporated during 2004





                                                            Carlos Condorelli
                                                         Chief Financial Officer